www.linkedin.com/in/
thedoccompton (LinkedIn)
www.doccompton.com (Personal)
doccompton.brandyourself.com
(Other)
www.creditgecko.com (Other)

Top Skills

Credit Repair
Credit Restoration
Consumer Credit Law

Publications

Yahoo! Contributor...

Doc Compton®

Man Of The People and author of "Turning Robocalls Into Cash"
Dallas-Fort Worth Metroplex

Summary

Doc Compton...
THE consumer credit expert!

Doc Compton is one of the nation's foremost authorities on credit
repair and credit restoration. With over two decades of experience
in consumer credit and credit repair, he has helped thousands
of people regain control of their financial futures by correcting or
deleting inaccurate and incomplete information from their credit
reports with each of the major credit bureaus, thus increasing their
credit scores.
A consumer advocate at heart, he works tirelessly to protect
consumers' rights, making sure that creditors, collection agencies,
and the credit bureaus are held accountable for what they report.

If you're in mortgage, real estate, your success is largely predicated
on your client's success. Help them be successful, but arming them
with the tips, tools, and techniques necessary to establish and
maintain their best credit yet!

Experience

EndSpam.io
Chief Executive Officer
January 2022 - Present (1 year 3 months)
Texas, United States

It's time to take your phone back!

Turning Robocalls Into Cash
Author
September 2018 - Present (4 years 7 months)
McKinney, TX

www.robocalls.cash

Sick of those annoying robocalls? I was too, until I learned how I could make illegal robocallers PAY ME $500-1500 per call!

Credit Ready In 5 Simple Steps
Author
December 2016 - Present (6 years 4 months)

Mortgage and finance professionals... Interested in co-branding with me, using the coolest branding tool in the industry? Check out "Credit Ready In 5 Simple Steps"!!

Regardless of exactly what you're thinking of purchasing with your credit, CREDIT READY In 5 Simple Steps has something to offer for everyone... Whether you need 100 points to simply become qualified for a loan, or maybe just 20 points to qualify for a better loan, this book gives you the tips, tools, and techniques you need to do just that! So stop throwing away money, and start getting CREDIT READY!

Omega Credit Repair
Marketing Director
May 2004 - February 2022 (17 years 10 months)
Dallas/Fort Worth Area

Doc Compton is one of the nation's foremost authorities on credit repair and credit restoration. With over two decades of experience in consumer credit and credit repair, having helped thousands by correcting or deleting inaccurate and incomplete information from their credit reports, and teaching them how to increase their credit scores, through establishing and maintaining their very best credit. After a two year break, during which he was no longer involved in the day-to-day operations, but remained a technical consultant and advisor to Omega, he has returned to the company to manage referral partner relationships. A consumer advocate at heart, he works tirelessly to protect consumers' rights, making sure that creditors, collection agencies, and the credit bureaus are held accountable for what they report. He's hosted his own radio and television shows, is a published author, and dynamic speaker.

Education

Austin College

· (1990 - 1993)